SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT:McDonald’s Corporation

NAME OF PERSON RELYING ON EXEMPTION:CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION:1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

SCOTT M. STRINGER
COMPTROLLER
THE CITY OF NEW YORK

CtW Investment Group

April 26, 2021

**Vote AGAINST Directors Chairman Enrique Hernandez, Jr. (Item 1e) and Richard Lenny (Item 1g), at the McDonald's Corp (NYSE: MCD) Annual Meeting on May 20, 2021.**

Dear McDonald's shareholder:

In light of the failure of McDonald's Board of Directors to enforce a "zero reward" policy in cases of sexual misconduct, we believe that Board Chairman Enrique Hernandez, Jr. and Compensation Committee Chair Richard Lenny should be held accountable and removed from the Board. These directors are most responsible for the Board's flawed and mismanaged investigation into former CEO Steve Easterbrook's misconduct that led to the Board's ill-fated decision to terminate him "without cause" in November 2019 for fraternizing with a subordinate—*despite the Board's determination that Easterbrook had violated Company policy and demonstrated poor judgment*. The Board's indefensible "without cause" determination awarded Easterbrook a generous severance package consisting of potentially more than $44 million in equity and over $675,000 in cash severance. Furthermore, the Board's missteps have ensnared McDonald's in an unnecessary and costly legal fight to recoup those unwarranted severance payments from Easterbrook.

The Board's costly failure to terminate Easterbrook "for cause," despite an explicit violation of Company policy, was the result of a series of poor decisions and inadequate risk oversight. Among its costly missteps, the Board:

1. *Readily accepted Easterbrook's own explanations regarding the violation, rather than performing proper due diligence.*
2. *Set a poor "tone at the top" that fostered a workplace culture permissive of inappropriate behavior and violations of Company policy.*
3. *Inadequately refreshed itself, leaving a board that lacked the necessary skills and experience to oversee the Company's material risks.*
4. *Failed to terminate Easterbrook "for cause" despite an explicit violation of the Company's Standards of Business Conduct.*

We detail these concerns below:

***The Board readily believed Easterbrook's false claims that there were no other unethical relationships and used it as an excuse to not investigate any further.***

In its August 2020 lawsuit[1] seeking to claw back Easterbrook's unwarranted severance (the Complaint), the Company alleges that Easterbrook withheld information from the Board in its fall 2019 investigation and states that new photo and video evidence he sent from his Company email address shows that he had sexual relationships with no less than three employees in the year before his termination. He also

[1] McDonald's Complaint against Steven Easterbrook filed August, 10, 2020. Retrieved from https://www.sec.gov/Archives/edgar/data/63908/000089882220000056/complaint.htm

sanctioned an extraordinary stock grant, worth hundreds of thousands of dollars, for one of these employees in the midst of their sexual relationship. While Easterbrook deleted these emails from his Company-issued iPhone, which investigators reviewed, the messages remained available on Company servers, which investigators apparently neglected to examine.

When conducting an internal investigation in response to allegations of executive misconduct, it is imperative that such electronic information be preserved and reviewed. As recommended by the Association of Corporate Counsel, a company should "suspend the scheduled deletion of email files on the Company's e-mail server, so that email deleted beforehand by the subjects can be preserved."[2]

In its Complaint, McDonald's claims it was misled as new information regarding sexual relationships with additional employees came to light. This was not, however, the first time that the Board knew that Easterbrook was in an inappropriate relationship that violated the Company's ethics policy.[3] In 2015, the Board had reportedly known about and disregarded a prohibited relationship between Easterbrook and one of McDonald's public relations consultants—*at the time when they promoted Easterbrook from the Company's Chief Brand Officer to its CEO.* The Board's willingness to accept Easterbrook's claim that there were no other improper relationships—even though Easterbrook had previously engaged in a prohibited relationship and had reportedly developed a reputation for flirting with female employees—is indicative of the Board's inability to provide effective, independent oversight of the former CEO.

The Board has never disclosed the scope of its investigation, nor the "independent" outside counsel it retained to investigate the allegation that Easterbrook had engaged in a relationship with a Company employee. Furthermore, according to a shareholder lawsuit,[4] *the Board has no minutes from two board meetings convened specifically to discuss Easterbrook's termination.*[5] We understand from our discussions with members of the Board that it retained Morgan, Lewis & Bockius LLP to conduct the investigation—a firm that had a pre-existing relationship with McDonald's management, which calls into question their "independence." According to Bloomberg Law, and Company emails included in a pending lawsuit, Morgan Lewis had previously been retained by McDonald's management to advise on union avoidance and had conducted employee engagement training and provided legal hotlines. These hotlines were reportedly still active as recently as September 2018.[6]

***The Board sets a poor "tone at the top" that fosters a workplace culture permissive of inappropriate behavior and violations of Company policy.***

The corrosive "tone at the top" with respect to sexual harassment appears to have been known among McDonald's executives and employees, and to have made them uneasy. Easterbrook reportedly had

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[2] Booden, M. (2004). 204: Conducting Effective Internal Investigations. Retrieved from https://www.acc.com/sites/default/files/resources/vl/public/ProgramMaterial/20439_1.pdf

[3] Teamsters Local 237 Add'l Sec. Fund v. Hernandez, Del. Ch., No. 2021-0324 retrieved from https://www.bloomberglaw.com/public/desktop/document/CONFCOMPLAINTTeamstersLocal237AdditionalSecurityFundvEnriqueHerna?1619114661

[4] Ibid

[5] The lawsuit alleges that the Board "purposefully chose to make no record of two separate meetings where it exclusively discussed the termination of the Company's CEO." and that "Had the Board terminated Easterbrook "for cause," Easterbrook would have fought back by revealing that the Board had known of and condoned his misconduct for years—as Easterbrook currently argues in McDonald's litigation against him"

[6] Kanu, Hassan A. (2018, September 11), McDonald's Versus "Fight for $15": Documents Reveal Strategy. Retrieved from https://bnanews102.bna.com/daily-labor-report/mcdonalds-versus-fight-for-15-documents-reveal-strategy?context=article-related and Teamsters Local 237 Add'l Sec. Fund v. Hernandez

developed a reputation for flirting with female employees. At least one former executive was aware of this conduct and was quoted as saying: "it was enough for them [women] to feel uncomfortable."[7]

Easterbrook was not the only senior executive exhibiting inappropriate behavior toward women. Just days after his termination, McDonald's reportedly fired "for cause" David Fairhurst—the *Global Chief People Officer*. Fairhurst was promoted to this position by Easterbrook in 2015 when he became CEO. The Company has not disclosed the circumstances of Fairhurst's abrupt departure, but Business Insider reported that it was "for making women at the company feel uncomfortable."[8]

Similar to Easterbrook, Fairhurst reportedly participated in McDonald's so-called "party culture" and often frequented corporate parties that involved heavy drinking. On at least one occasion in 2018, Fairhurst allegedly pulled a female staffer onto his lap, which eventually led to a formal complaint with McDonald's legal department. According to a recent lawsuit,[9] when the Board learned that more than 30 employees had reported Fairhurst's improper conduct, it did not launch its own independent investigation. Instead, the Board charged Easterbrook with leading the investigation of his close associate. Easterbrook ultimately proposed that Fairhurst simply forfeit 50% of his 2018 annual cash bonus, a small part of his total 2018 compensation—and the Board went along with it. This mild rebuke is insignificant compared to the magnitude of the Global Chief People Officer's misconduct: two former executives told Fortune that "the environment in HR during Fairhurst's tenure made employees feel as if they had little recourse for reporting bad behavior."[10]

The lack of a strong tone at the top is particularly concerning since the company has faced mounting criticism and legal actions due to sexual misconduct at McDonald's restaurants over the last five years.[11] McDonald's is also facing lawsuits from employees and franchisees alleging racial discrimination.[12,13]

***The Board has inadequately refreshed itself with directors that have the necessary skills and experience to oversee the Company's material risks.***

Six of McDonald's 12 directors have been on the board for at least twelve years. Hernandez has been on the Board for 25 years and chair of the compensation committee, Lenny, has been on the Board for 16 years. Some investors believe that excessive tenure can compromise a director's independence. We are also concerned about the lack of new perspectives and of diversity on this board. We note that only three directors, or 25% of the Board, are female, and all but one of the men are or have been CEOs—

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[7] Taylor, K. (2020, September 1). Insiders say "gross and dirty" behavior by a former head of HR at McDonald's sparked internal concerns long before his ouster in late 2019. Retrieved from https://www.businessinsider.com.au/mcdonalds-fired-head-of-hr-faces-renewed-scrutiny-2020-8

[8] Ibid

[9] Teamsters Local 237 Add'l Sec. Fund v. Hernandez

[10] Kowitt, B. (2021, April 6). McFamily Feud: Scandal, lawsuits, and cultural upheaval at McDonald's. Retrieved from https://fortune.com/longform/mcdonalds-ceos-chris-kempczinski-steve-easterbrook-mcfamily-feud-scandal-lawsuits/

[11] Selyukh, A. (2019, November 12). McDonald's Is Sued Over 'Systemic Sexual Harassment' Of Female Workers. Retrieved from https://www.npr.org/2019/11/12/778530312/mcdonalds-is-sued-over-systemic-sexual-harassment-of-female-workers

[12] Kowitt, B. (2021, April 6). McFamily Feud: Scandal, lawsuits, and cultural upheaval at McDonald's. Retrieved from https://fortune.com/longform/mcdonalds-ceos-chris-kempczinski-steve-easterbrook-mcfamily-feud-scandal-lawsuits/

[13] Lucas, A. (2021, February 16). Black franchisee files racial discrimination lawsuit against McDonald's. Retrieved from https://www.cnbc.com/2021/02/16/black-franchiseefiles-racial-discrimination-lawsuit-against-mcdonalds.html

which may help explain the Board's lax oversight over the misconduct of another male CEO as well as an extremely lenient attitude with regards to his compensation.

Moreover, using board experience-level categories developed in a recent ISS Analytics memorandum[14,15] the McDonald's board skews toward long-tenured with more with more than half the directors with 12 or more years of board service. Two directors are "new" and three are "medium-tenured" with no director in the "experienced" category (8 to 11 years). According to the memorandum, such barbell shaped tenure structures are associated with poorer performance and exhibit a higher governance risk profile.

***Shareholders need to send a clear signal that tougher termination treatment is needed in cases of sexual misconduct and set a "zero reward" policy.***

A common argument companies use against tougher terminations is that terminating an executive "for cause" can lead to costly and unnecessary litigation that would be more expensive than a generous severance package for an executive terminated "without cause." The situation at McDonald's proves this is not always the case. *We believe it is time to set a new precedent in instances where executives are found to fraternize with employees: in these cases, the default policy should be "zero reward"/no cash or equity severance.*

We share the view Eli Lilly expressed in its 2021 proxy statement: "Lilly holds all employees accountable to its core values and strongly believes its executive officers carry an even higher burden in ensuring those values are upheld."[16] In February 2021, Eli Lilly's Chief Financial Officer, Joshua Smiley, resigned following allegations of an inappropriate personal relationship with an employee. An independent investigation revealed consensual, though inappropriate, personal communications between Smiley and certain employees, and behavior that Lilly leadership ultimately concluded exhibited poor judgment by Smiley. In connection with Smiley's resignation, he forfeited all of his cash bonus and all current and future equity incentive awards, totaling over $20 million. This is in stark contrast to the $44 million severance package Easterbrook received in wake of his misconduct. Furthermore, Smiley is not attempting to sue Eli Lilly to obtain his forfeited severance.

**As long-term investors, we have been engaging with the McDonald's board and management for many years—but do not believe that the Board is holding itself accountable for its costly errors in overseeing management. Last December, in an effort to shift a boardroom culture that appears to be permissive of inappropriate behavior and violations of Company policy, we requested that directors Hernandez and Lenny not stand for re-election.[17] We urge you to vote against directors Chairman Enrique Hernandez, Jr. (Item 1e) and Richard Lenny (Item 1g) in order to express your support for director accountability and for a "zero reward" policy in cases of sexual misconduct.**

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[14] Categories: 0 to 3 years (new directors), 4 to 7 years (medium-tenured), 8 to 11 years (experienced), 12 year or more (long-tenured)

[15] Papadopoulos, K. (2018, September 1). Board Refreshment: Finding the Right Balance. Retrieved from https://corpgov.law.harvard.edu/2018/09/01/board-refreshment-finding-the-right-balance/

[16] Eli Lilly 2020 proxy statement page 72.

[17] Joint letter from New York City Comptroller, LAPFF, and CtW Investment Group to McDonald's Board Chairman Enrique Hernandez, Jr. (2019, November 26). Retrieved from https://static1.squarespace.com/static/5d374de8aae9940001c8ed59/t/5e39b94366ed3a69c9e6639e/1580841283886/Investor+Letter+to+McDonald%27s+re.+Clawback+%2811.26.19%29.pdf

Please contact Michael Varner, CtW Investment Group's Director of Executive Compensation Research at michael.varner@ctwinvestmentgroup.com with any questions.

Sincerely,

Scott M. Stringer
New York City Comptroller

Dieter Waizenegger
Executive Director, CtW Investment Group

**This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.**